Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
EARNINGS
Income from continuing operations before income taxes	$613,912	$566,422	$1,159,282	$899,958	$738,271	$472,956	$286,608
Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	47,212	37,692	80,053	71,100	62,482	67,183	75,068
Amortization of deferred loan costs	810	743	1,511	1,888	1,457	2,293	1,786
Portion of rents representative of interest factor	14,500	12,805	29,000	25,609	21,507	21,213	20,585
Equity share of losses of companies for which debt obligations are not guaranteed	310	879	2,124	897			2,895
Amortization of previously capitalized interest	143	139	282	304	280	291	291

Income as adjusted	$676,887	$618,680	$1,272,252	$999,756	$823,997	$563,936	$387,233

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$47,212	$37,692	$80,053	$71,100	$62,482	$67,183	$75,068
Capitalized interest		81	436	178
Amortization of deferred loan costs	810	743	1,511	1,888	1,457	2,293	1,786
Portion of rents representative of interest factor	14,500	12,805	29,000	25,609	21,507	21,213	20,585

Fixed charges	$62,522	$51,321	$111,000	$98,775	$85,446	$90,689	$97,439

	10.83x	12.06x	11.46x	10.12x	9.64x	6.22x	3.97x